RACKWISE, INC.

2365 Iron Point Road, Suite 190

Folsom, CA 95630

October 25, 2013

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:	Maryse Mills-Apenteng, Special Counsel
Ivan Griswold

Re:	Rackwise, Inc.
Preliminary Information Statement on Schedule 14C
Filed August 21, 2013
File No. 000-54519

Ladies and Gentlemen:

On behalf of Rackwise, Inc., a Nevada corporation (the “Company”), I refer to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated August 30, 2013 (the “Comment Letter”), addressed to the undersigned, as Chief Executive Officer of the Company, relating to the above-captioned preliminary Information Statement on Schedule 14C filed by the Company on August 21, 2013 (the “Information Statement”). Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

On October 18, 2013, the Company submitted via EDGAR transmission Amendment No. 1 to the Information Statement (“Amendment No. 1”), with changes addressing the Staff’s comments as well as certain other changes.

Increase in Authorized Capital Stock, page 2

1.	It appears from your disclosure that you seek to increase the number of authorized shares in part to facilitate the private placement transaction you describe on page 3. It is unclear from your disclosure how the private placement transaction will impact the number of authorized shares available for issuance. Please disclose in tabular or similar format the number of shares of your common stock: (i) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized but unreserved, both before and after giving effect to the increase in authorized common stock. In addition, to facilitate understanding, consider including a separate subheading for your discussion of the private placement transaction.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 4-6 of Amendment No. 1 accordingly.

Division of Corporation Finance

Securities and Exchange Commission

October 25, 2013

2.	Please expand your disclosure to discuss the dilutive effect of the private placement transaction. Your disclosure should include a discussion of the impact of the transaction on shareholders’ voting rights and any economic effects.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 7 and 8 of Amendment No. 1 accordingly.

3.	Please advise us whether you will seek shareholder approval in the event your board of directors elects to increase the number of shares you are authorized to issue under your 2011 Equity Incentive Plan. If no further shareholder action is required to increase the amount of shares under this plan, please advise us why you have not provided the information required by Item 10 of Schedule 14A with respect to the Plan. See Item 1 of Schedule 14C and Note A to Schedule 14A. Consider also including a separate subheading for your discussion of the Equity Incentive Plan.

The Company’s Board of Directors (the “Board”) intends to increase the number of shares of its common stock that the Company is authorized to issue under its equity incentive plans (the “EIP Increase”) by either (i) increasing the number of shares of our common stock that it would be authorized to issue under the Company’s 2011 Equity Incentive Plan (the “EIP”) or (ii) adopting a new equity incentive plan. If the Board effects the EIP Increase, the Company does not anticipate issuing incentive stock options under the EIP or any newly adopted equity incentive plan and therefore, the Company would not be required to obtain stockholder approval of the EIP Increase. If the Board elects to issue incentive stock options after the EIP Increase, the Company would then seek to obtain approval of its stockholders as required.

In addition, the Company has also revised the disclosure on page 5 of Amendment No. 1 accordingly.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Division of Corporation Finance

Securities and Exchange Commission

October 25, 2013

We believe that the changes in the accompanying Amendment No. 1 and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. If the Staff has any questions or comments with respect to the changes made in Amendment No. 1, please contact Scott E. Rapfogel, Esq. of Gottbetter & Partners, LLP, at (212) 400-6910.

Sincerely yours,

/s/ Guy A. Archbold
Guy A. Archbold
Chief Executive Officer and Chairman

cc:	Adam S. Gottbetter
Scott E. Rapfogel